Registration Statement No. 333-23385
                                               Filed Pursuant to SEC Rule 424(b)

PROSPECTUS


                               SYMIX SYSTEMS, INC.
                              125,000 Common Shares
                               __________________

     All of the Common Shares, no par value , of Symix Systems, Inc. ("Symix" or the "Company") offered hereby are being sold by the Selling Shareholders.

     The Company's Common Shares are traded in the over-the-counter market and are quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System under the symbol "SYMX". The market price of the Common Shares varies from time to time. The last reported sale price of the Company's Common Shares as reported on the Nasdaq National Market System on March 12, 1997 was $10.25 per share.

                  ___________________________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                  ___________________________________________



     The Selling Shareholders may sell the shares being offered hereby in transactions on the NASDAQ National Market System, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated or fixed prices. The Selling Shareholders may sell some or all of the shares in transactions involving broker-dealers, who may act either as agent or principal. The aggregate proceeds to the Selling Shareholders from the sale of the Common Shares will be the selling price of the Common Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. The Company will pay substantially all of the expenses to be incurred, including those to be incurred by the Selling Shareholders, in connection with the Registration Statement of which this Prospectus is a part (other than such commissions and discounts), estimated to be $13,395.36. See "Selling Shareholders" and "Plan of Distribution" herein for a description of indemnification arrangements between the Company and the Selling Shareholders. None of the proceeds from the sale of the Common Shares will be received by the Company.

     The Selling Shareholders and any agents, dealers or underwriters that participate with the Selling Shareholders in the distribution of the Common Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Common Shares purchased by them may be deemed underwriting commissions or discounts under the Securities Act.


                  The date of this Prospectus is March 26, 1997

                              AVAILABLE INFORMATION

     Symix  is  subject  to the  informational  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy, information statements and other information regarding registrants that file electronically with the Commission. The Commission's web site address is: http://www.sec.gov. The Company's Common Shares are traded on the NASDAQ National Market System. Reports, proxy statements and other information concerning Symix may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     Symix has filed a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements contained herein concerning provisions of any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of each document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by Symix are hereby incorporated by reference in and made a part of this Prospectus:

     (a) Symix's Annual Report on Form 10-K for the fiscal year ended June 30, 1996;
     (b) Symix's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996;
     (c) Symix's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996; and
     (d)  Symix's Current Report on Form 8-K dated January 9, 1997.

     All reports and other documents filed by Symix with the Commission (File No. 0-19024) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (except information included in any such document in response to Item 402(i), 402(k) or 402(l) of Regulation S-K under the Securities Act) subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Shares hereby are incorporated herein by reference. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     Symix will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the information which are incorporated herein by reference, other than exhibits to documents incorporated herein (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Symix Systems, Inc., 2800 Corporate Exchange Drive, Suite 400, Columbus, Ohio 43231, Attention: Chief Financial Officer, telephone (614) 523-7379.

                                   THE COMPANY


     Symix is a global provider of open, client server manufacturing software for mid-range discrete manufacturers. Symix designs, develops, markets and supports a fully integrated manufacturing, planning and financial software system that addresses the Enterprise Resource Planning (ERP) requirements of manufacturers. The SYMIX(R) solutions are developed for manufacturers who must optimize the rigorous demands of make-to-order and mixed-mode production requirements, including reducing time-to-market, shortening order cycles and reducing product costs. Among the key industries which use the Symix applications are industrial equipment, fabricated metals, electronic equipment and furniture/fixtures. The Company's target market includes primarily mid-range discrete manufacturing companies with sites having annual revenue between $10 and $350 million.

     Symix's primary ERP application product, Symix SyteLine, was released in March, 1996 and combines the robust functionality of a complex manufacturing system, including multi-site capabilities, with the speed and ease-of-use of graphical user interface products. Symix also continues to market, sell and enhance its heritage host terminal, character based ERP application product, SYMIX (R) Version 4.0, to customers not readily able to fully migrate to a client/server environment. The Symix applications are sold through both a direct sales channel and approximately 40 software and service partners in 17 countries.


     Symix focuses on consulting, implementation and education services as critical aspects of its business. These services are provided through either direct Symix consultants, third party software and service partners, system integrators or consulting/accounting firms.

     Symix was organized in 1979, incorporated under the laws of the State of Ohio in 1984 and became a public company trading on NASDAQ in 1991. The Company's principal executive offices are located at 2800 Corporate Exchange Drive, Columbus, Ohio 43231 (telephone: 614/523-7000). As used in this Prospectus, the term "Symix" or the "Company" refers to Symix Systems, Inc. and its subsidiaries, unless the context otherwise requires.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Common Shares. The Common Shares are being offered by the Selling Shareholders. See "Selling Shareholders".

                              SELLING SHAREHOLDERS

     All of the Common Shares being offered hereby are being sold by two individuals, Richard Smart and Philip Smart (herein referred to collectively as the "Selling Shareholders" and individually as a "Selling Shareholder"). The following table shows certain information regarding the beneficial ownership of Common Shares by each of the Selling Shareholders as of the date of this Prospectus.



                                    Shares Beneficially Owned     Shares Beneficially Owned
                                      Prior to the Offering             After Offering
                                    _________________________     _________________________
      Beneficial Owner                 Number      Percent            Number      Percent
___________________________________________________________________________________________
Philip Smart                          125,000(1)     2.1%            62,500(1)      1.0%
3430 South Service Road
Burlington, Ontario  L7N 3T9
Canada

Richard Smart                         125,000(1)     2.1%            62,500(1)      1.0%
3430 South Service Road
Burlington, Ontario  L7N  3T9
Canada
_______________________

(1) Includes 62,500 shares which are subject to issuance upon conversion of 62,500 Class A Preference Shares of Symix Systems (Ontario) Inc., a subsidiary of Symix. The Class A Preference Shares may be converted to Symix common shares at any time prior to December 31, 2006 by the holder of the Class A Preference Shares.


     Pursuant to a Share Purchase Agreement dated December 31, 1996 (the "Purchase Agreement"), Symix Systems (Ontario) Inc., a subsidiary of the Company ("Symix Ontario"), acquired all of the issued and outstanding shares of Visual Applications Software, Inc. ("VAS") from the Selling Shareholders in exchange for 250,000 Class A Preference Shares of Symix Ontario (the "Class A Shares"), 50,000 Class B Preference Shares of the Symix Ontario (the "Class B Shares") and $1,000,000 (Canadian) in cash. The Class B Shares are redeemable by the holders at any time after January 2, 1998 for a price of $1.00 (Canadian) per share. Under the terms of the Purchase Agreement, Symix has agreed to purchase all of the Class B Shares from the Selling Shareholders in the event that Symix Ontario does not or cannot redeem such shares upon presentation for redemption by the Selling Shareholders.

     In connection with the acquisition, the Company entered into a Share Exchange Agreement with the Selling Shareholders dated January 9, 1997 (the "Exchange Agreement"). Under the terms of the Exchange Agreement, the Company agreed to exchange Symix common shares (the "Exchange Shares") for the Class A Shares on a one-for-one basis and, at the Company's expense, from time to time until December 31, 2006, to register the Exchange Shares with the Commission upon receipt of written demand for such registration from one or both of the Selling Shareholders. The Selling Shareholders agreed to sell or transfer the Exchange Shares only pursuant to a registration statement covering such shares which is effective with the Commission or an opinion of counsel acceptable to Symix.

     On January 9, 1997, the Selling Shareholders notified Symix that they were exercising their exchange privilege under the Exchange Agreement with respect to 62,500 Class A Shares each and their demand registration rights with respect to the Exchange Shares issued to them as a result of such exercise.

     In connection with the acquisition of VAS, the Company, VAS and Symix Systems Ontario entered into a separate Employment Agreement dated January 9, 1997 with each of the Selling Shareholders. In addition, the Selling Shareholders, Symix, Symix Ontario and Symix Computer Systems, Inc., a wholly-owned subsidiary of the Company ("SCSI"), entered into an Unanimous Shareholder Agreement dated January 9, 1997 (the "Shareholder Agreement") pursuant to which Symix Ontario agreed to pay a corresponding cash dividend to the holders of the Class A Shares in the event that Symix pays a cash dividend to its shareholders. The Shareholder Agreement also imposes certain restrictions on the sale or transfer of the Class A Shares and the Class B Shares by the Selling Shareholders.

     Until the acquisition of VAS by Symix Ontario in January, 1997, Philip Smart served as President and a Director, and Richard Smart served as Secretary/Treasurer and a Director, of VAS.

                              PLAN OF DISTRIBUTION

     The Common Shares being offered hereby will be sold by the Selling Shareholders for their own accounts. The Company will not receive any of the proceeds from the sale of such shares. The Selling Shareholders have agreed to indemnify the Company and its officers and directors against any losses, claims or damages arising out of any untrue or alleged untrue statement of a material fact contained in this Prospectus or omission or alleged omission to state a material fact required to be contained herein, to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in this Prospectus in reliance upon information furnished to the Company by one or more of the Selling Shareholders, or the failure of the Selling Shareholders to satisfy the prospectus delivery requirement under the Securities Act.

     The Selling Shareholders may sell the Common Shares being offered hereby from time to time in the over-the-counter market on the NASDAQ National Market system, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated or fixed prices. The Selling Shareholders may sell some or all of the shares in transactions involving broker-dealers who may act either as agent or principal, and who may receive compensation in the form of discounts, commissions or concessions from one or both of the Selling Shareholders or the purchaser of the shares for whom such broker-dealers act as agent or to whom they sell as principal, or both.

     The Selling Shareholders and any underwriters, dealers or agents that participate in the distribution of the Common Shares offered hereby may be deemed to be "underwriters" under the Securities Act, and any profit on the sale of the Common Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be "underwriting discounts and commissions" under the Securities Act.

     The Selling Shareholders have advised the Company that no agreement exists with any broker-dealer with respect to the sale of the Common Shares offered hereby. At the time a particular offer of the Common Shares is made and upon receipt of notice of the same by the Company from the Selling Shareholders, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424
(c) under the Securities Act, which will set forth the aggregate number of Common Shares being offered and the material terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price to be paid by any underwriter or dealer for the Common Shares purchased from the Selling Shareholders, any discounts, commissions or concessions allowed or reallowed or paid to dealers, the proposed selling price to the public and other facts material to the transaction.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 21,000,000 shares, of which 20,000,000 shares are Common Shares, each without par value, and 1,000,000 shares are preferred shares, each without par value. At March 6, 1997, there were 5,837,056 Symix Common Shares outstanding held of record by approximately 100 shareholders. No preferred shares are currently outstanding. The outstanding Common Shares are, and the shares to be outstanding upon completion of this offering will be, fully paid and nonassessable.

     Holders of Common Shares are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than fifty percent (50%) of the voting power are able to elect all of the directors.

Common Shares

     Holders of Common Shares are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor, subject to the rights of holders of any preferred shares that may be issued, as described below, and to any contractual restrictions on the payment of dividends. The Company currently intends to continue to retain earnings for use in its business and to pay no cash dividends in the foreseeable future.

     Under Ohio law and the Company's Amended Articles, the affirmative vote of the holders of shares entitled to exercise at least two-thirds (<T075>) of the voting power of the Company is necessary for certain corporate actions, including merger or consolidation with another corporation, combination or majority share acquisition, sale or other disposition of all or substantially all of the Company's property and assets, voluntary dissolution of the Company or amendment of the Company's Amended Articles.

     Upon dissolution, liquidation or sale of all or substantially all the assets of the Company, after payment in full of all amounts required to be paid to creditors and to holders of outstanding preferred shares, if any, the holders of Common Shares will be entitled to receive pro rata the remaining assets of the Company available for distribution.

     The holders of Common Shares do not have preemptive, subscription, redemption or conversion rights.

Preferred Shares

     The Company's Amended Articles authorize the Board of Directors to issue preferred shares from time to time in one or more series. Holders of preferred shares are entitled to one vote for each share held on each matter submitted to a vote of shareholders. The Board of Directors is authorized to fix and determine the relative rights and preferences of the shares of any series so established with respect to dividend or distribution rights, the dates of payments of dividends or distributions and the dates from which they are cumulative, liquidation price, redemption rights and price, sinking fund requirements, conversion rights and restrictions on the issuance of shares of any class or series.

     The Board of Directors, without shareholder approval, could issue preferred shares with voting and conversion rights which could adversely affect the voting power of the holders of Common Shares. The Company has no present plans to issue any preferred shares.

Certain Statutory Provisions

     Section 1701.831 of the Ohio Revised Code generally provides that certain "control share acquisitions" of shares of an "issuing public corporation" may be made only with the prior authorization of the shareholders of the corporation, unless the articles or code of regulations of the corporation otherwise provide. The Amended Articles of the Company provide that Section 1701.831 of the Ohio Revised Code does not apply to control share acquisitions of the Company. In addition, Ohio has adopted Chapter 1704 of the Ohio Revised Code. Chapter 1704 is a "merger moratorium" statute which generally prohibits a wide range of business combinations and transactions between or involving an issuing public corporation that is a reporting company under the Securities Exchange Act of 1934 and a person who, alone or with others, beneficially owns ten percent or more of the voting power of the corporation. A corporation may provide in its articles of incorporation that Chapter 1704 does not apply to the corporation, and the Company's Amended Articles so provide.

Transfer Agent

     The transfer agent for the Common Shares is The Huntington National Bank, Columbus, Ohio.

                                  LEGAL MATTERS

     Certain legal matters relating to the sale of the Common Shares being offered hereby will be passed upon for the Company by Vorys, Sater, Seymour and Pease, Columbus, Ohio, counsel to the Company. As of March 3, 1997, the partners of and attorneys employed by Vorys, Sater, Seymour and Pease, together with members of such partners' and attorneys' immediate families, owned in the aggregate approximately 103,922 Symix Common Shares.

                                     EXPERTS

     The consolidated financial statements of the Company as of June 30, 1996 and 1995 and for each of the three years in the period ended June 30, 1996 incorporated by reference herein, and the related consolidated financial statement schedule, incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors, as stated in their reports which are incorporated by reference herein (which reports express an unqualified opinion), and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

          ============================================================

          No person has been authorized in connection with any offering made here- by to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Shareholder. This Prospectus does not constitute an offer to buy any security other than the securities offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


                             _____________________



                                TABLE OF CONTENTS

                                                                     Page

          Available Information ..................................... 2
          Incorporation of Certain Documents
               by Reference ......................................... 3
          The Company ............................................... 4
          Use of Proceeds ........................................... 4
          Selling Shareholders ...................................... 4
          Plan of Distribution ...................................... 6
          Description of Capital Stock .............................. 7
          Legal Matters ............................................. 8
          Experts ................................................... 8

          =============================================================


                             125,000 Common Shares

                              Symix Systems, Inc.


                                     ______

                                   PROSPECTUS

                                 March 26, 1997

                                     ______


================================================================================